

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Joseph Moscato
Chief Executive Officer
Generex Biotechnology Corporation
10102 USA Today Way
Miramar, FL 33025

> **Re: Generex Biotechnology Corporation**
> **Registration Statement on Form S-1**
> **Filed February 18, 2020**
> **File No. 333-236481**

Dear Mr. Moscato:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Future Plans, page 51

1. We refer to your disclosure concerning the 2019 and 2020 stock dividends of NGIO shares and your statement that these dividends will enable Generex stockholders to "directly participate in the potentially promising future of NGIO, while creating a large shareholder base with the potential for substantial liquidity immediately upon spin-out to a national exchange." Please substantially revise your disclosure to explain the NGIO dividend payments and your plans for registration and exchange listing, including, without limitation, a detailed discussion of:
    *   the size of the NGIO dividend payments relative to the number of NGIO shares outstanding;
    *   clarification as to whether Generex currently controls NGIO and would do so after

the contemplated "spin-out to a national exchange";
* the assets held in the NGIO entity and the assets retained by Generex; and
* the specific steps you have taken, and that you are planning to take, to accomplish the "spin-out to a national exchange."

<u>General</u>

2.   We note that since early February 2020 the company has issued several press releases and made public statements concerning the company's technology and potential to develop a coronavirus diagnostic and vaccine. Please revise the prospectus to address corporate developments concerning the coronavirus, or explain why this information is not material to investors. In addition, please disclose material terms of the contracts referenced in your February 27 and March 2 press releases and file them as exhibits, or explain why they are not material to an investment decision.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marc J. Ross, Esq.